Exhibit 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (dollars in millions)

	Successor Company					Predecessor Company
	Three Months Ended	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2012 (unaudited)	June 30, 2012 (unaudited)	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008

Pre-tax earnings (loss) (a)	$188	$(1,849)	$(5,446)	$2,708	$6,455	$(45,438)

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	1,926	3,908	9,098	9,935	12,341	29,641
Pre-tax earnings (loss) before fixed charges	$2,114	$2,059	$3,652	$12,643	$18,796	$(15,797)

Fixed charges:
Interest	$1,856	$3,762	$8,785	$9,621	$12,041	$29,349
Other (b)	70	146	313	314	300	292
Total fixed charges	$1,926	$3,908	$9,098	$9,935	$12,341	$29,641

Preferred stock dividend requirements	—	—	—	140	141	4,356
Total combined fixed charges and preferred stock dividends	$1,926	$3,908	$9,098	$10,075	$12,482	$33,997

Ratio of earnings to fixed charges	1.10	*	*	1.27	1.52	*

Ratio of earnings to combined fixed charges and preferred stock dividends	1.10	*	*	1.25	1.51	*

On January 1, 2009, Merrill Lynch (the "Predecessor Company") was acquired by Bank of America through the merger of a wholly-owned subsidiary of Bank of America with and into ML & Co. with ML & Co. (the "Successor Company") continuing as the surviving corporation and a wholly-owned subsidiary of Bank of America. The Predecessor Company and Successor Company periods have been separated by a vertical line above to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting.

(a) Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b) Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.

*The earnings for the six months ended June 30, 2012 and for the years 2011 and 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.

The coverage deficiencies for total fixed charges for the six months ended June 30, 2012 and for the years 2011 and 2008 were $1,849 million, $5,446 million and $45,438 million, respectively.

The coverage deficiencies for total fixed charges and preferred stock dividends for six months ended June 30, 2012 and for the years 2011 and 2008 were $1,849 million, $5,446 million and $49,794 million, respectively.